02045602

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	000-0809-940
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June , 2002, Series 2002-A2	333-47270

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: John Winchester

Title:

Dated: June 24, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MBS New Transaction

Computational Materials

$533,000,000 (approximate)

MLMI Series 2002-A2

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURE 1: Pass-Through

TO WEIGHTED AVERAGE 1st RESET DATE									
Class	*Expected* Approximate Size *	Collateral Type	Principal Type	*Expected* Pricing WAL (yrs.) **	Pricing Speed (CPR)	*Expected* Principal Window (mos.)**	*Expected* Last Scheduled Distribution Date	*Expected* Ratings	
								Moody's	Fitch
I-A	$281,053,991	3/1	PT	1.825	25	1-32	Mar 2032	Aaa	AAA
II-A	$191,596,922	7/1	PT	3.399	20	1-80	May 2032	Aaa	AAA
III-A	$42,691,980	10/1	PT	3.881	20	1-115	Mar 2032	Aaa	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** Class I-A, Class II-A and Class III-A expected weighted average life (WAL) is run to the earlier of the Reset Date or when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 10% of the aggregate unpaid Principal Balance of the Mortgage Loans as of the Cut-Off Date. However, if run to maturity, the Class I-A, Class II-A, and Class III-A certificates will have a different WAL as described herein.

STRUCTURE 2: Sequential

TO WEIGHTED AVERAGE 1st RESET DATE									
Class	*Expected* Approximate Size *	Collateral Type	Principal Type ***	*Expected* Pricing WAL (yrs.)**	Pricing Speed (CPR)	*Expected* Principal Window (mos.)**	*Expected* Last Scheduled Distribution Date	*Expected* Ratings Moody's	*Expected* Ratings Fitch
I-A-1	$157,134,846	3/1	SEQ/0 Delay	1.164	25	1-32	Mar 2032	Aaa	AAA
I-A-2	$124,459,890	3/1	SEQ (netwac)	2.661	25	32-32	Mar 2032	Aaa	AAA
II-A-1	$75,000,000	7/1	SEQ/0 Delay	1.007	20	1-26	May 2032	Aaa	AAA
II-A-2	$41,000,000	7/1	SEQ	2.989	20	26-48	May 2032	Aaa	AAA
II-A-3	$33,964,948	7/1	SEQ (netwac)	5.177	20	48-80	May 2032	Aaa	AAA
II-A-4	$41,631,974	7/1	SEQ (netwac)	6.661	20	80-80	May 2032	Aaa	AAA
III-A-1	$14,230,660	10/1	SEQ/0 Delay	0.848	20	1-21	Mar 2032	Aaa	AAA
III-A-2	$14,230,660	10/1	SEQ	3.082	20	21-57	Mar 2032	Aaa	AAA
III-A-3	$14,230,660	10/1	SEQ (netwac)	7.712	20	57-115	Mar 2032	Aaa	AAA

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.

** Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class III-A-1, Class III-A-2, and Class III-A-3 expected weighted average life (WAL) is run to the earlier of the Reset Date or when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 10% of the aggregate unpaid Principal Balance of the Mortgage Loans as of the Cut-Off Date. However, if run to maturity, the Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class III-A-1, Class III-A-2, and Class III-A-3 certificates will have a different WAL as described herein.

*** Class I-A-2, Class II-A-3, Class II-A-4, and Class III-A-3 coupon calculated using the net WAC of the corresponding mortgage loan group. Class I-A-1, Class II-A-1, Class II-A-2, Class III-A-1 and Class III-A-2 coupon is the lesser of the pricing coupon and the net WAC of the corresponding mortgage loan group.

SUBORDINATE CLASSES

TO MATURITY								
Class	*Expected* Approximate Size *	Collateral Type	Principal Type	*Expected* WAL (yrs.)	*Expected* Principal Window (mos.)	*Expected* Last Scheduled Distribution Date	*Expected* Ratings	
							Moody's	Fitch
M-1	$6,931,768	Variable	MEZ	6.639	1-359	May 2032	Aa2	
M-2	$5,865,341	Variable	MEZ	6.639	1-359	May 2032	A2	
M-3	$1,866,244	Variable	MEZ	6.639	1-359	May 2032	Baa2	
B-1**	$799,818	Variable	SUB	6.639	1-359	May 2032	Ba2	
B-2**	$533,211	Variable	SUB	6.639	1-359	May 2032	B2	
B-3**	$1,333,045	Variable	SUB	6.639	1-359	May 2032	NR	

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** Not Offered.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Series:	MLMI Series 2002-A2
Master Servicer:	Wells Fargo Bank Minnesota, N.A.
Underwriter:	Merrill Lynch & Co.
Cut-Off Date:	June 1, 2002
Expected Pricing Date:	June 6, 2002
Closing Date:	On or about June 27, 2002
Distribution Date:	25th of each month, or the first business day thereafter, beginning July 2002
Tax Status:	REMIC
Trustee:	Wells Fargo Bank Minnesota, N.A.
Mortgage Loans:	All of the mortgage loans have a fixed interest rate for the first 3, 5 and 7 years for Groups 1, 2 and 3 respectively, after which the interest rate adjusts either (a) annually to a spread over 1-Year Treasury, or (b) semi-annually to a spread over 6-Month LIBOR.

Terms:

Class A Certificates:	[Structure 1 - Class I-A, Class II-A, Class III-A Certificates (offered)] [Structure 2 - Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class III-A-1, Class III-A-2, Class III-A-3 Certificates (offered)]
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates (offered)
Class B Certificates:	Class B-1, Class B-2 and Class B-3 Certificates (not offered)
Subordinate Certificates:	Class M and Class B Certificates

Structure:

Credit Enhancement:

Class A Certificates Credit Enhancement

Subordination of Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, totaling [3.25%] of the Cut-Off Date Principal Balance of the Mortgage Loans.

Class M-1, Class M-2, and Class M-3 Certificates Credit Enhancement

Class M-1 is enhanced by [1.95%] in subordinate certificates.

Class M-2 is enhanced by [0.85%] in subordinate certificates.

Class M-3 is enhanced by [0.50%] in subordinate certificates.

Principal Payments: All principal payments from the mortgage loans will be applied using a "shifting interest" structure. All scheduled principal will be applied pro rata to the Class A, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates. However, until the distribution date in June 2007, all principal prepayments on the mortgage loans will be distributed to the related Senior Certificates entitled to principal, unless (i) if the distribution date occurs on or after the distribution date in June 2005, the amount of subordination provided to the related group of Senior Certificates is twice the amount as of the Cut-Off Date, and certain loss and delinquency tests for the related mortgage loans are satisfied or (ii) the principal balance of such Senior Certificates have been reduced to zero. Thereafter, the Class A Certificates will receive the senior percentage of principal prepayments plus the following percentage of the Subordinate Certificates' pro-rata share of principal prepayments:

Distribution Date	Percentage
July 2007 to June 2008	70%
July 2008 to June 2009	60%
July 2009 to June 2010	40%
July 2010 to June 2011	20%
July 2011 and thereafter	0%

Provided, however that the loss and delinquency tests set forth in the prospectus are satisfied.

Group Rate Change Date: Weighted average interest rate adjustment date.

Pass-Through Rates: The pass-through rate on the Class A Certificates for Groups I, II & III on each distribution date prior to the Rate Change Date will be a per annum rate equal to the lesser of (a) a fixed rate and (b) the weighted average of the net mortgage rates of the related Group. Beginning with the interest accrual period related to the Group Rate Change Date, the pass-through rate will equal the weighted average of the net mortgage rates of the related Group.

The pass-through rate on the Class I-A-IO, Class II-A-IO and Class III-A-IO Certificates on each distribution date prior to the Rate Change Date will be a per annum rate equal to the excess, if any, of the net mortgage rates minus the related Class A Certificate pass-through rate for the related Group. Beginning on the related Group Rate Change Date, the pass-through rate for Class I-A-IO, Class

II-A-IO and Class III-A-IO Certificates will equal 0.

The pass-through rate on each class of Class M Certificates and Class B Certificates will equal the weighted average net pass-through rate of the Group 1, Group 2, and Group 3 mortgage loan groups, weighted in proportion to the principal balance of each mortgage loan group. The pass-through rate with respect to the first interest accrual period is expected to be approximately [5.781%] per annum.

Advances: The Master Servicer is obligated to make advances of cash, which will be included with mortgage collections, in an amount equal to the delinquent monthly payments due on the immediately preceding monthly payment date. The master servicer is under no obligation to make advances to the extent it determines such advances are not recoverable from future payments or collections on the related mortgage loans. Advances are not made to guarantee or insure against losses.

Optional Termination: The Master Servicer may repurchase from the Trust Fund all Mortgage Loans remaining outstanding on the Distribution Date when the aggregate unpaid Principal Balance of such Mortgage Loans is less than or equal to 10% of the aggregate unpaid Principal Balance of the Initial Mortgage Loans on the Cut-off Date.

SMMEA: Class A Certificates and Class M-1 will constitute "mortgage related securities" for purposes of SMMEA.

ERISA: Class A Certificates and Class M Certificates will be eligible for purchase by ERISA accounts subject to the satisfaction of the conditions of the underwriter's exemption. The Benefit Plan should consult with counsel before making a purchase.

Certificate Ratings: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. A security rating does not address the frequency of prepayments on the Mortgage Loans or the corresponding effect on yield to investors.

Material Federal Income Tax Consequences: For federal income tax purposes, the trust fund (exclusive of the rights in the additional collateral) will comprise multiple real estate mortgage investment conduits, organized in a tiered REMIC structure. The Class A, Class M, and Class B Certificates will represent beneficial ownership of REMIC "regular interests" in the upper tier REMIC identified in the pooling and servicing agreement.

The trust will also issue Class R-I and Class R-II Certificates, which will represent the beneficial ownership of the sole class of "residual interest" in the related REMIC.

COLLATERAL INFORMATION

The data below represents preliminary collateral information. Final collateral information will be available in the final prospectus supplement.

The Mortgage Pool The following table show the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of May 1, 2002)

	Group I Mortgage Loans	*Group II Mortgage Loans*	*Group III Mortgage Loans*
ARM Type	3/1	7/1	10/1
Originator/Servicer	ABN AMRO (88%) Countrywide (11%) Cendant (1%)	Cendant (100%)	Cendant (100%)
Number of Loans	620	455	116
Aggregate Current Principal Balance	$291,053,992	$198,778,831	$44,126,078
Average Current Principal Balance	$469,422	$436,877	$380,397
Range of Current Principal Balance	$236,205 to $1,192,568	$36,000 to $1,750,000	$31,588 to $1,054,172
Average Original Principal Balance	$472,230	$439,024	$383,640
Range of Original Principal Balance	$250,000 to $1,200,000	$36,000 to $1,937,5000	$34,000 to $1,055,000
Index			
Six Month LIBOR	n/a	76%	90%
One Year Treasury	100%	24%	10%
Current Weighted Average Net Coupon	5.526%	6.042%	6.296%
Current Weighted Average Mortgage Interest Rate	5.88%	6.418%	6.671%
Range of Current Interest Mortgage Rates	4.5% to 8.0%	5.5% to 7.5%	5.875% to 7.75%
Weighted Average Servicing Fee (bps)	36	37.5	37.5
Weighted Average Net Margin	CMT - 2.389%	LIBOR - 1.625% CMT - 2.375%	LIBOR - 1.625% CMT - 2.375%
Weighted Average Gross Margin	CMT - 2.75%	LIBOR - 2.00%, CMT - 2.75%	LIBOR - 2.00%, CMT - 2.75%
Weighted Average Months to Roll	32	80	115
Initial Cap	CMT - 2.00%	LIBOR - 5.105% CMT - 5.00%	LIBOR -1.605% CMT - 2.355%
Weighted Average Maximum Net Mortgage Interest Rate	11.526%	11.011%	11.396%
Weighted Average Effective Loan-to-Value Ratio	69.51	62.78	65.39%
Weighted Average Original Term	360	360	360
Weighted Average Remaining Term	356	357	355
Weighted Average Credit Score	729	743	744
Interest Only Loans	0%	76%	90%
Occupancy (Owner, 2nd, Investor)	96%, 4%, 0%	93%, 6%, 1%	92%, 5%, 3%
Loan Purpose (Cashout, Purchase, Refi)	24%, 28%, 48%	27%, 33%, 40%	24%, 22%, 54%
Document Type (Full, Alt, NI, Streamline, Stated)	93%, 7%, 0%, 0%, 0%	57%, 23%, 14%, 2%, 4%	37%, 29%, 20%, 13%, 0%
California Concentration	28%	26%	17%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

Ted Bouloukos	(212) 449-5029
Shana Hennigan	(212) 449-5063
John Winchester	(212) 449-5182

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Dan Lonski	(212) 449-5326

June 04, 2002 04:16PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for CDMC02A2PTFINAL060302 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.287%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.1) libor1m (1.86) prime (3.75) cmt1y (2.295)
No default scenario exists

Scenario Assumption

	15 CPR		25 CPR		30 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.531	1.96	4.403	1.69	4.328	1.57	3.915	1.12
101-09	4.515		4.385		4.308		3.888	
101-10	4.499		4.367		4.288		3.860	
101-11	4.484		4.348		4.269		3.833	
101-12	4.468	1.96	4.330	1.69	4.249	1.57	3.805	1.12
101-13	4.452		4.312		4.230		3.778	
101-14	4.437		4.294		4.210		3.751	
101-15	4.421		4.276		4.191		3.723	
101-16	4.405	1.96	4.258	1.70	4.171	1.57	3.696	1.12
101-17	4.390		4.240		4.152		3.669	
101-18	4.374		4.222		4.132		3.641	
101-19	4.358		4.204		4.113		3.614	
101-20	4.343	1.96	4.186	1.70	4.093	1.57	3.587	1.12
101-21	4.327		4.168		4.074		3.559	
101-22	4.312		4.150		4.054		3.532	
101-23	4.296		4.132		4.035		3.505	
101-24	4.280	1.96	4.113	1.70	4.015	1.57	3.478	1.13
WAL	2.123		1.825		1.686		1.184	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 10, 2002 10:42AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN5 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.08) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-04	4.591	1.87	4.568	1.82	4.544	1.77	4.506	1.69	4.436	1.57	4.358	1.45	4.169	1.22
101-05	4.575		4.551		4.526		4.487		4.416		4.337		4.144	
101-06	4.558		4.534		4.509		4.469		4.397		4.315		4.119	
101-07	4.542		4.517		4.492		4.451		4.377		4.294		4.094	
101-08	4.525	1.88	4.500	1.82	4.474	1.77	4.433	1.69	4.357	1.57	4.273	1.45	4.069	1.22
101-09	4.509		4.483		4.457		4.415		4.338		4.252		4.044	
101-10	4.493		4.467		4.439		4.397		4.318		4.230		4.018	
101-11	4.476		4.450		4.422		4.378		4.299		4.209		3.993	
101-12	4.460	1.88	4.433	1.82	4.405	1.77	4.360	1.69	4.279	1.57	4.188	1.45	3.968	1.23
101-13	4.443		4.416		4.387		4.342		4.260		4.167		3.943	
101-14	4.427		4.399		4.370		4.324		4.240		4.146		3.918	
101-15	4.411		4.382		4.353		4.306		4.221		4.125		3.893	
101-16	4.394	1.88	4.366	1.82	4.336	1.77	4.288	1.70	4.201	1.57	4.103	1.45	3.868	1.23
101-17	4.378		4.349		4.318		4.270		4.181		4.082		3.843	
101-18	4.362		4.332		4.301		4.252		4.162		4.061		3.818	
101-19	4.345		4.315		4.284		4.234		4.142		4.040		3.793	
101-20	4.329	1.88	4.298	1.83	4.266	1.77	4.216	1.70	4.123	1.57	4.019	1.45	3.768	1.23
WAL	2.031		1.971		1.912		1.825		1.686		1.552		1.301	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 13, 2002 10:22AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN10 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.03) libor1m (1.86) prime (3.75) cmt1y (2.21)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-12+	4.452	1.88	4.424	1.82	4.396	1.77	4.351	1.69	4.269	1.57	4.074	1.34	3.956	1.23
101-13+	4.435		4.408		4.379		4.333		4.250		4.051		3.931	
101-14+	4.419		4.391		4.361		4.315		4.230		4.028		3.906	
101-15+	4.403		4.374		4.344		4.297		4.211		4.005		3.881	
101-16+	4.386	1.88	4.357	1.82	4.327	1.77	4.279	1.70	4.191	1.57	3.982	1.34	3.856	1.23
101-17+	4.370		4.340		4.310		4.261		4.172		3.959		3.831	
101-18+	4.354		4.324		4.292		4.243		4.152		3.936		3.806	
101-19+	4.337		4.307		4.275		4.225		4.133		3.913		3.781	
101-20+	4.321	1.88	4.290	1.83	4.258	1.77	4.207	1.70	4.113	1.57	3.890	1.34	3.756	1.23
101-21+	4.305		4.273		4.240		4.188		4.094		3.867		3.731	
101-22+	4.288		4.256		4.223		4.170		4.074		3.845		3.706	
101-23+	4.272		4.240		4.206		4.152		4.055		3.822		3.681	
101-24+	4.256	1.88	4.223	1.83	4.189	1.77	4.134	1.70	4.035	1.57	3.799	1.34	3.656	1.23
101-25+	4.240		4.206		4.171		4.116		4.016		3.776		3.632	
101-26+	4.223		4.190		4.154		4.098		3.997		3.753		3.607	
101-27+	4.207		4.173		4.137		4.080		3.977		3.730		3.582	
101-28+	4.191	1.88	4.156	1.83	4.120	1.78	4.062	1.70	3.958	1.58	3.708	1.34	3.557	1.23
WAL	2.031		1.971		1.912		1.825		1.686		1.424		1.301	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 05, 2002 11:44AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.299%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.08) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	15 CPR		25 CPR		30 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.542	1.96	4.414	1.69	4.339	1.57	3.926	1.12
101-09	4.527		4.396		4.320		3.899	
101-10	4.511		4.378		4.300		3.871	
101-11	4.495		4.360		4.280		3.844	
101-12	4.480	1.96	4.342	1.69	4.261	1.57	3.817	1.12
101-13	4.464		4.324		4.241		3.789	
101-14	4.448		4.306		4.222		3.762	
101-15	4.433		4.288		4.202		3.734	
101-16	4.417	1.96	4.269	1.70	4.183	1.57	3.707	1.12
101-17	4.401		4.251		4.163		3.680	
101-18	4.386		4.233		4.144		3.653	
101-19	4.370		4.215		4.124		3.625	
101-20	4.354	1.96	4.197	1.70	4.105	1.57	3.598	1.12
101-21	4.339		4.179		4.085		3.571	
101-22	4.323		4.161		4.066		3.543	
101-23	4.308		4.143		4.046		3.516	
101-24	4.292	1.96	4.125	1.70	4.027	1.57	3.489	1.13
WAL	2.123		1.825		1.686		1.184	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 05, 2002 01:56PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.08) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	15 CPR		25 CPR		30 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.561	1.96	4.433	1.69	4.357	1.57	3.944	1.12
101-09	4.545		4.415		4.338		3.917	
101-10	4.530		4.397		4.318		3.889	
101-11	4.514		4.378		4.299		3.862	
101-12	4.498	1.96	4.360	1.69	4.279	1.57	3.835	1.12
101-13	4.483		4.342		4.260		3.807	
101-14	4.467		4.324		4.240		3.780	
101-15	4.451		4.306		4.221		3.752	
101-16	4.435	1.96	4.288	1.70	4.201	1.57	3.725	1.12
101-17	4.420		4.270		4.181		3.698	
101-18	4.404		4.252		4.162		3.670	
101-19	4.389		4.234		4.142		3.643	
101-20	4.373	1.96	4.216	1.70	4.123	1.57	3.616	1.12
101-21	4.357		4.197		4.103		3.589	
101-22	4.342		4.179		4.084		3.561	
101-23	4.326		4.161		4.065		3.534	
101-24	4.310	1.96	4.143	1.70	4.045	1.57	3.507	1.12
WAL	2.123		1.825		1.686		1.184	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 05, 2002 08:57AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.316%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.08) libor1m (1.86) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.523	1.88	4.498	1.82	4.472	1.77	4.431	1.69	4.356	1.57	4.175	1.33	3.942	1.12
101-09	4.507		4.482		4.455		4.413		4.336		4.152		3.915	
101-10	4.491		4.465		4.438		4.395		4.316		4.129		3.887	
101-11	4.474		4.448		4.420		4.376		4.297		4.106		3.860	
101-12	4.458	1.88	4.431	1.82	4.403	1.77	4.358	1.69	4.277	1.57	4.083	1.34	3.833	1.12
101-13	4.442		4.414		4.386		4.340		4.258		4.060		3.805	
101-14	4.425		4.397		4.368		4.322		4.238		4.037		3.778	
101-15	4.409		4.380		4.351		4.304		4.219		4.014		3.750	
101-16	4.392	1.88	4.364	1.82	4.334	1.77	4.286	1.70	4.199	1.57	3.991	1.34	3.723	1.12
101-17	4.376		4.347		4.316		4.268		4.180		3.969		3.696	
101-18	4.360		4.330		4.299		4.250		4.160		3.946		3.669	
101-19	4.344		4.313		4.282		4.232		4.141		3.923		3.641	
101-20	4.327	1.88	4.296	1.83	4.264	1.77	4.214	1.70	4.121	1.57	3.900	1.34	3.614	1.12
101-21	4.311		4.280		4.247		4.196		4.102		3.877		3.587	
101-22	4.295		4.263		4.230		4.178		4.082		3.854		3.559	
101-23	4.278		4.246		4.213		4.159		4.063		3.831		3.532	
101-24	4.262	1.88	4.229	1.83	4.195	1.77	4.141	1.70	4.043	1.57	3.808	1.34	3.505	1.12
WAL	2.031		1.971		1.912		1.825		1.686		1.424		1.184	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 05, 2002 09:01AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.316%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.08) libor1m (1.86) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		22 CPR		25 CPR		35 CPR		45 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.614	2.10	4.559	1.96	4.472	1.77	4.431	1.69	4.271	1.45	4.067	1.22	3.631	0.92
101-09	4.599		4.543		4.455		4.413		4.250		4.042		3.598	
101-10	4.584		4.528		4.438		4.395		4.228		4.017		3.564	
101-11	4.570		4.512		4.420		4.376		4.207		3.991		3.531	
101-12	4.555	2.10	4.496	1.96	4.403	1.77	4.358	1.69	4.186	1.45	3.966	1.23	3.498	0.92
101-13	4.541		4.481		4.386		4.340		4.165		3.941		3.464	
101-14	4.526		4.465		4.368		4.322		4.144		3.916		3.431	
101-15	4.511		4.449		4.351		4.304		4.123		3.891		3.398	
101-16	4.497	2.10	4.434	1.96	4.334	1.77	4.286	1.70	4.102	1.45	3.866	1.23	3.365	0.92
101-17	4.482		4.418		4.316		4.268		4.080		3.841		3.331	
101-18	4.467		4.402		4.299		4.250		4.059		3.816		3.298	
101-19	4.453		4.387		4.282		4.232		4.038		3.791		3.265	
101-20	4.438	2.10	4.371	1.96	4.264	1.77	4.214	1.70	4.017	1.45	3.767	1.23	3.232	0.92
101-21	4.424		4.355		4.247		4.196		3.996		3.742		3.199	
101-22	4.409		4.340		4.230		4.178		3.975		3.717		3.166	
101-23	4.394		4.324		4.213		4.159		3.954		3.692		3.133	
101-24	4.380	2.10	4.308	1.96	4.195	1.77	4.141	1.70	3.933	1.45	3.667	1.23	3.100	0.93
WAL	2.281		2.123		1.912		1.825		1.552		1.301		0.965	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 06, 2002 10:42AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN5 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.07) libor1m (1.86) prime (3.75) cmt1y (2.296)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-04	4.591	1.87	4.568	1.82	4.544	1.77	4.506	1.69	4.436	1.57	4.358	1.45	4.169	1.22
101-05	4.575		4.551		4.526		4.487		4.416		4.337		4.144	
101-06	4.558		4.534		4.509		4.469		4.397		4.315		4.119	
101-07	4.542		4.517		4.492		4.451		4.377		4.294		4.094	
101-08	4.525	1.88	4.500	1.82	4.474	1.77	4.433	1.69	4.357	1.57	4.273	1.45	4.069	1.22
101-09	4.509		4.483		4.457		4.415		4.338		4.252		4.044	
101-10	4.493		4.467		4.439		4.397		4.318		4.230		4.018	
101-11	4.476		4.450		4.422		4.378		4.299		4.209		3.993	
101-12	4.460	1.88	4.433	1.82	4.405	1.77	4.360	1.69	4.279	1.57	4.188	1.45	3.968	1.23
101-13	4.443		4.416		4.387		4.342		4.260		4.167		3.943	
101-14	4.427		4.399		4.370		4.324		4.240		4.146		3.918	
101-15	4.411		4.382		4.353		4.306		4.221		4.125		3.893	
101-16	4.394	1.88	4.366	1.82	4.336	1.77	4.288	1.70	4.201	1.57	4.103	1.45	3.868	1.23
101-17	4.378		4.349		4.318		4.270		4.181		4.082		3.843	
101-18	4.362		4.332		4.301		4.252		4.162		4.061		3.818	
101-19	4.345		4.315		4.284		4.234		4.142		4.040		3.793	
101-20	4.329	1.88	4.298	1.83	4.266	1.77	4.216	1.70	4.123	1.57	4.019	1.45	3.768	1.23
WAL	2.031		1.971		1.912		1.825		1.686		1.552		1.301	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 06, 2002 12:00PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN5 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.07) libor1m (1.86) prime (3.75) cmt1y (2.296)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-06	4.558	1.87	4.534	1.82	4.509	1.77	4.469	1.69	4.397	1.57	4.315	1.45	4.119	1.22
101-07	4.542		4.517		4.492		4.451		4.377		4.294		4.094	
101-08	4.525		4.500		4.474		4.433		4.357		4.273		4.069	
101-09	4.509		4.483		4.457		4.415		4.338		4.252		4.044	
101-10	4.493	1.88	4.467	1.82	4.439	1.77	4.397	1.69	4.318	1.57	4.230	1.45	4.018	1.23
101-11	4.476		4.450		4.422		4.378		4.299		4.209		3.993	
101-12	4.460		4.433		4.405		4.360		4.279		4.188		3.968	
101-13	4.443		4.416		4.387		4.342		4.260		4.167		3.943	
101-14	4.427	1.88	4.399	1.82	4.370	1.77	4.324	1.69	4.240	1.57	4.146	1.45	3.918	1.23
101-15	4.411		4.382		4.353		4.306		4.221		4.125		3.893	
101-16	4.394		4.366		4.336		4.288		4.201		4.103		3.868	
101-17	4.378		4.349		4.318		4.270		4.181		4.082		3.843	
101-18	4.362	1.88	4.332	1.83	4.301	1.77	4.252	1.70	4.162	1.57	4.061	1.45	3.818	1.23
101-19	4.345		4.315		4.284		4.234		4.142		4.040		3.793	
101-20	4.329		4.298		4.266		4.216		4.123		4.019		3.768	
101-21	4.313		4.282		4.249		4.197		4.103		3.998		3.743	
101-22	4.297	1.88	4.265	1.83	4.232	1.77	4.179	1.70	4.084	1.57	3.977	1.45	3.719	1.23
WAL	2.031		1.971		1.912		1.825		1.686		1.552		1.301	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 12, 2002 09:33AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN10 Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.02) libor1m (1.86) prime (3.75) cmt1y (2.26)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-09	4.509	1.88	4.483	1.82	4.457	1.77	4.415	1.69	4.338	1.57	4.154	1.34	4.044	1.23
101-10	4.493		4.467		4.439		4.397		4.318		4.131		4.018	
101-11	4.476		4.450		4.422		4.378		4.299		4.108		3.993	
101-12	4.460		4.433		4.405		4.360		4.279		4.085		3.968	
101-13	4.443	1.88	4.416	1.82	4.387	1.77	4.342	1.69	4.260	1.57	4.062	1.34	3.943	1.23
101-14	4.427		4.399		4.370		4.324		4.240		4.039		3.918	
101-15	4.411		4.382		4.353		4.306		4.221		4.016		3.893	
101-16	4.394		4.366		4.336		4.288		4.201		3.993		3.868	
101-17	4.378	1.88	4.349	1.82	4.318	1.77	4.270	1.70	4.181	1.57	3.970	1.34	3.843	1.23
101-18	4.362		4.332		4.301		4.252		4.162		3.948		3.818	
101-19	4.345		4.315		4.284		4.234		4.142		3.925		3.793	
101-20	4.329		4.298		4.266		4.216		4.123		3.902		3.768	
101-21	4.313	1.88	4.282	1.83	4.249	1.77	4.197	1.70	4.103	1.57	3.879	1.34	3.743	1.23
101-22	4.297		4.265		4.232		4.179		4.084		3.856		3.719	
101-23	4.280		4.248		4.215		4.161		4.065		3.833		3.694	
101-24	4.264		4.231		4.197		4.143		4.045		3.810		3.669	
101-25	4.248	1.88	4.215	1.83	4.180	1.77	4.125	1.70	4.026	1.57	3.787	1.34	3.644	1.23
WAL	2.031		1.971		1.912		1.825		1.686		1.424		1.301	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 11, 2002 09:51AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN10_10PCTCALL Class A11
Current Balance: $281,594,736.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.08) libor1m (1.86) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	45 CPR		55 CPR		65 CPR		80 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-04+	4.157	1.22	3.906	1.02	3.513	0.80	2.656	0.55
101-05+	4.131		3.876		3.475		2.600	
101-06+	4.106		3.846		3.437		2.545	
101-07+	4.081		3.816		3.398		2.489	
101-08+	4.056	1.23	3.786	1.02	3.360	0.80	2.433	0.55
101-09+	4.031		3.755		3.322		2.378	
101-10+	4.006		3.725		3.284		2.322	
101-11+	3.981		3.695		3.246		2.267	
101-12+	3.956	1.23	3.665	1.02	3.208	0.81	2.211	0.55
101-13+	3.931		3.635		3.169		2.156	
101-14+	3.906		3.605		3.131		2.100	
101-15+	3.881		3.575		3.093		2.045	
101-16+	3.856	1.23	3.545	1.02	3.055	0.81	1.989	0.55
101-17+	3.831		3.515		3.017		1.934	
101-18+	3.806		3.485		2.979		1.879	
101-19+	3.781		3.455		2.941		1.824	
101-20+	3.756	1.23	3.425	1.02	2.903	0.81	1.768	0.56
WAL	1.301		1.072		0.837		0.566	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		08/25/04		12/25/03	

NOTE: all flows to CALL.

June 21, 2002 11:45AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALPTJUN18_CALL Class A11
Current Balance: $271,099,971.00 Current Coupon: 5.318%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (1.98) libor1m (1.86) prime (3.75) cmt1y (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-19	4.345	1.88	4.315	1.83	4.284	1.77	4.234	1.70	4.142	1.57	3.925	1.34	3.643	1.12
101-20	4.329		4.298		4.266		4.216		4.123		3.902		3.616	
101-21	4.313		4.282		4.249		4.197		4.103		3.879		3.589	
101-22	4.297		4.265		4.232		4.179		4.084		3.856		3.561	
101-23	4.280	1.88	4.248	1.83	4.215	1.77	4.161	1.70	4.065	1.57	3.833	1.34	3.534	1.12
101-24	4.264		4.231		4.197		4.143		4.045		3.810		3.507	
101-25	4.248		4.215		4.180		4.125		4.026		3.787		3.480	
101-26	4.231		4.198		4.163		4.107		4.006		3.765		3.452	
101-27	4.215	1.88	4.181	1.83	4.146	1.78	4.089	1.70	3.987	1.57	3.742	1.34	3.425	1.13
101-28	4.199		4.164		4.128		4.071		3.967		3.719		3.398	
101-29	4.183		4.148		4.111		4.053		3.948		3.696		3.371	
101-30	4.166		4.131		4.094		4.035		3.929		3.674		3.344	
101-31	4.150	1.88	4.114	1.83	4.077	1.78	4.017	1.70	3.909	1.58	3.651	1.34	3.317	1.13
102-00	4.134		4.098		4.060		3.999		3.890		3.628		3.290	
102-01	4.118		4.081		4.042		3.982		3.871		3.605		3.263	
102-02	4.102		4.064		4.025		3.964		3.851		3.583		3.236	
102-03	4.085	1.88	4.048	1.83	4.008	1.78	3.946	1.70	3.832	1.58	3.560	1.34	3.209	1.13
WAL	2.031		1.971		1.912		1.825		1.686		1.424		1.184	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05		02/25/05	

NOTE: all flows to CALL.

June 12, 2002 11:15AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.7%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

Price	18 CPR Yield	18 CPR Dur	20 CPR Yield	20 CPR Dur	22 CPR Yield	22 CPR Dur	25 CPR Yield	25 CPR Dur	30 CPR Yield	30 CPR Dur	40 CPR Yield	40 CPR Dur	50 CPR Yield	50 CPR Dur
100-16	4.383	1.37	4.341	1.23	4.299	1.12	4.235	0.98	4.123	0.80	3.878	0.58	3.602	0.44
100-17	4.360		4.316		4.271		4.203		4.084		3.825		3.531	
100-18	4.337		4.291		4.244		4.171		4.045		3.771		3.460	
100-19	4.315		4.266		4.216		4.139		4.006		3.717		3.389	
100-20	4.292	1.38	4.241	1.24	4.188	1.12	4.107	0.98	3.968	0.80	3.663	0.58	3.318	0.44
100-21	4.270		4.215		4.160		4.076		3.929		3.609		3.248	
100-22	4.247		4.190		4.133		4.044		3.890		3.555		3.177	
100-23	4.224		4.165		4.105		4.012		3.852		3.502		3.106	
100-24	4.202	1.38	4.140	1.24	4.077	1.12	3.981	0.98	3.813	0.80	3.448	0.58	3.035	0.44
100-25	4.179		4.115		4.050		3.949		3.774		3.394		2.965	
100-26	4.157		4.090		4.022		3.917		3.736		3.341		2.894	
100-27	4.134		4.065		3.994		3.886		3.697		3.287		2.824	
100-28	4.112	1.38	4.040	1.24	3.967	1.12	3.854	0.98	3.659	0.80	3.234	0.58	2.753	0.44
100-29	4.089		4.015		3.939		3.822		3.620		3.180		2.683	
100-30	4.067		3.990		3.911		3.791		3.582		3.127		2.613	
100-31	4.044		3.965		3.884		3.759		3.543		3.073		2.542	
101-00	4.022	1.38	3.940	1.24	3.856	1.12	3.728	0.98	3.505	0.81	3.020	0.58	2.472	0.44
101-01	4.000		3.915		3.829		3.696		3.466		2.967		2.402	
101-02	3.977		3.890		3.801		3.665		3.428		2.913		2.332	
101-03	3.955		3.865		3.774		3.633		3.390		2.860		2.262	
101-04	3.932	1.38	3.840	1.24	3.746	1.12	3.602	0.98	3.351	0.81	2.807	0.58	2.192	0.44
101-05	3.910		3.815		3.719		3.570		3.313		2.754		2.122	
101-06	3.888		3.790		3.691		3.539		3.275		2.701		2.052	
101-07	3.865		3.765		3.664		3.507		3.237		2.648		1.982	
WAL	1.466		1.310		1.181		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

NOTE: all flows to CALL.

June 12, 2002 11:15AM
Settlement: June 27, 2002
Last Payment: *None*

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.7%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	3.843	1.38	3.741	1.24	3.636	1.12	3.476	0.98	3.198	0.81	2.594	0.58	1.912	0.44
101-09	3.821		3.716		3.609		3.445		3.160		2.541		1.842	
101-10	3.798		3.691		3.581		3.413		3.122		2.488		1.773	
101-11	3.776		3.666		3.554		3.382		3.084		2.435		1.703	
101-12	3.754	1.38	3.641	1.24	3.527	1.13	3.351	0.98	3.046	0.81	2.382	0.58	1.633	0.44
101-13	3.731		3.616		3.499		3.319		3.007		2.330		1.564	
101-14	3.709		3.592		3.472		3.288		2.969		2.277		1.494	
101-15	3.687		3.567		3.445		3.257		2.931		2.224		1.425	
101-16	3.665	1.38	3.542	1.24	3.417	1.13	3.226	0.99	2.893	0.81	2.171	0.58	1.356	0.44
WAL	1.466		1.310		1.181		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 12, 2002 01:23PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.7%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		60 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.438	2.43	4.292	1.65	2.559	0.34
100-25	4.425		4.274		2.468	
100-26	4.413		4.255		2.378	
100-27	4.400		4.236		2.288	
100-28	4.387	2.43	4.217	1.65	2.198	0.34
100-29	4.374		4.199		2.108	
100-30	4.362		4.180		2.019	
100-31	4.349		4.161		1.929	
101-00	4.336	2.43	4.142	1.65	1.839	0.35
101-01	4.323		4.124		1.750	
101-02	4.311		4.105		1.660	
101-03	4.298		4.086		1.571	
101-04	4.285	2.44	4.068	1.66	1.481	0.35
101-05	4.273		4.049		1.392	
101-06	4.260		4.030		1.303	
101-07	4.247		4.012		1.214	
101-08	4.235	2.44	3.993	1.66	1.125	0.35
WAL	2.694		1.776		0.350	
1st Prin	07/25/02		07/25/02		07/25/02	
Mat.	06/25/08		05/25/06		03/25/03	

NOTE: all flows to CALL.

June 12, 2002 02:55PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.675%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.413	2.43	4.267	1.65	4.115	1.24	3.955	0.98	3.788	0.80	3.423	0.58	3.010	0.44
100-25	4.400		4.248		4.090		3.924		3.749		3.369		2.940	
100-26	4.387		4.230		4.065		3.892		3.711		3.316		2.869	
100-27	4.375		4.211		4.040		3.860		3.672		3.262		2.799	
100-28	4.362	2.43	4.192	1.65	4.015	1.24	3.829	0.98	3.633	0.80	3.209	0.58	2.728	0.44
100-29	4.349		4.173		3.990		3.797		3.595		3.155		2.658	
100-30	4.336		4.155		3.965		3.766		3.557		3.102		2.587	
100-31	4.324		4.136		3.940		3.734		3.518		3.048		2.517	
101-00	4.311	2.44	4.117	1.65	3.915	1.24	3.703	0.98	3.480	0.81	2.995	0.58	2.447	0.44
101-01	4.298		4.099		3.890		3.671		3.441		2.942		2.377	
101-02	4.286		4.080		3.865		3.640		3.403		2.888		2.307	
101-03	4.273		4.061		3.840		3.608		3.365		2.835		2.237	
101-04	4.260	2.44	4.042	1.66	3.815	1.24	3.577	0.98	3.326	0.81	2.782	0.58	2.167	0.44
101-05	4.247		4.024		3.790		3.545		3.288		2.729		2.097	
101-06	4.235		4.005		3.765		3.514		3.250		2.676		2.027	
101-07	4.222		3.987		3.740		3.482		3.211		2.622		1.957	
101-08	4.210	2.44	3.968	1.66	3.715	1.24	3.451	0.98	3.173	0.81	2.569	0.58	1.887	0.44
WAL	2.694		1.776		1.310		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	06/25/08		05/25/06		05/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

NOTE: all flows to CALL.

June 12, 2002 12:16PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.7%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		20 CPR		25 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-16	4.540	2.43	4.443	1.65	4.341	1.23	4.235	0.98	3.878	0.58
100-17	4.528		4.424		4.316		4.203		3.825	
100-18	4.515		4.405		4.291		4.171		3.771	
100-19	4.502		4.387		4.266		4.139		3.717	
100-20	4.489	2.43	4.368	1.65	4.241	1.24	4.107	0.98	3.663	0.58
100-21	4.476		4.349		4.215		4.076		3.609	
100-22	4.464		4.330		4.190		4.044		3.555	
100-23	4.451		4.311		4.165		4.012		3.502	
100-24	4.438	2.43	4.292	1.65	4.140	1.24	3.981	0.98	3.448	0.58
100-25	4.425		4.274		4.115		3.949		3.394	
100-26	4.413		4.255		4.090		3.917		3.341	
100-27	4.400		4.236		4.065		3.886		3.287	
100-28	4.387	2.43	4.217	1.65	4.040	1.24	3.854	0.98	3.234	0.58
100-29	4.374		4.199		4.015		3.822		3.180	
100-30	4.362		4.180		3.990		3.791		3.127	
100-31	4.349		4.161		3.965		3.759		3.073	
101-00	4.336	2.43	4.142	1.65	3.940	1.24	3.728	0.98	3.020	0.58
101-01	4.323		4.124		3.915		3.696		2.967	
101-02	4.311		4.105		3.890		3.665		2.913	
101-03	4.298		4.086		3.865		3.633		2.860	
101-04	4.285	2.44	4.068	1.66	3.840	1.24	3.602	0.98	2.807	0.58
101-05	4.273		4.049		3.815		3.570		2.754	
101-06	4.260		4.030		3.790		3.539		2.701	
101-07	4.247		4.012		3.765		3.507		2.648	
WAL	2.694		1.776		1.310		1.027		0.597	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	06/25/08		05/25/06		05/25/05		09/25/04		10/25/03	

NOTE: all flows to CALL.

June 12, 2002 12:16PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.7%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		20 CPR		25 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.235	2.44	3.993	1.66	3.741	1.24	3.476	0.98	2.594	0.58
101-09	4.222		3.974		3.716		3.445		2.541	
101-10	4.209		3.956		3.691		3.413		2.488	
101-11	4.197		3.937		3.666		3.382		2.435	
101-12	4.184	2.44	3.919	1.66	3.641	1.24	3.351	0.98	2.382	0.58
101-13	4.171		3.900		3.616		3.319		2.330	
101-14	4.159		3.881		3.592		3.288		2.277	
101-15	4.146		3.863		3.567		3.257		2.224	
101-16	4.134	2.44	3.844	1.66	3.542	1.24	3.226	0.99	2.171	0.58
WAL	2.694		1.776		1.310		1.027		0.597	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	06/25/08		05/25/06		05/25/05		09/25/04		10/25/03	

NOTE: all flows to CALL.

June 13, 2002 01:11PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A13
Current Balance: $94,000,000.00 Current Coupon: 4.675%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-25+	4.394	2.43	4.239	1.65	4.077	1.24	3.908	0.98	3.730	0.80	3.342	0.58	2.904	0.44
100-26+	4.381		4.220		4.052		3.876		3.691		3.289		2.834	
100-27+	4.368		4.201		4.027		3.845		3.653		3.235		2.763	
100-28+	4.355		4.183		4.002		3.813		3.614		3.182		2.693	
100-29+	4.343	2.43	4.164	1.65	3.977	1.24	3.781	0.98	3.576	0.81	3.128	0.58	2.623	0.44
100-30+	4.330		4.145		3.952		3.750		3.537		3.075		2.552	
100-31+	4.317		4.127		3.927		3.718		3.499		3.022		2.482	
101-00+	4.305		4.108		3.902		3.687		3.460		2.968		2.412	
101-01+	4.292	2.44	4.089	1.65	3.877	1.24	3.655	0.98	3.422	0.81	2.915	0.58	2.342	0.44
101-02+	4.279		4.070		3.852		3.624		3.384		2.862		2.272	
101-03+	4.267		4.052		3.827		3.592		3.345		2.809		2.202	
101-04+	4.254		4.033		3.802		3.561		3.307		2.755		2.132	
101-05+	4.241	2.44	4.014	1.66	3.778	1.24	3.529	0.98	3.269	0.81	2.702	0.58	2.062	0.44
101-06+	4.228		3.996		3.753		3.498		3.231		2.649		1.992	
101-07+	4.216		3.977		3.728		3.467		3.192		2.596		1.922	
101-08+	4.203		3.959		3.703		3.435		3.154		2.543		1.852	
101-09+	4.191	2.44	3.940	1.66	3.678	1.24	3.404	0.98	3.116	0.81	2.490	0.58	1.783	0.44
WAL	2.694		1.776		1.310		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	06/25/08		05/25/06		05/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 19, 2002 01:49PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINAL_7_1JUN19 Class A13
Current Balance: $44,780,000.00 Current Coupon: 4.675%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.86) libor6m (1.98) prime (3.75) cmtly (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-22	4.222	1.38	4.165	1.24	4.107	1.12	4.019	0.98	3.865	0.80	3.530	0.58	3.152	0.44
100-23	4.199		4.140		4.080		3.987		3.826		3.477		3.081	
100-24	4.177		4.115		4.052		3.955		3.788		3.423		3.010	
100-25	4.154		4.090		4.024		3.924		3.749		3.369		2.940	
100-26	4.132	1.38	4.065	1.24	3.997	1.12	3.892	0.98	3.711	0.80	3.316	0.58	2.869	0.44
100-27	4.109		4.040		3.969		3.860		3.672		3.262		2.799	
100-28	4.087		4.015		3.941		3.829		3.634		3.209		2.728	
100-29	4.064		3.990		3.914		3.797		3.595		3.155		2.658	
100-30	4.042	1.38	3.965	1.24	3.886	1.12	3.766	0.98	3.557	0.81	3.102	0.58	2.588	0.44
100-31	4.019		3.940		3.859		3.734		3.518		3.049		2.517	
101-00	3.997		3.915		3.831		3.703		3.480		2.995		2.447	
101-01	3.974		3.890		3.804		3.671		3.441		2.942		2.377	
101-02	3.952	1.38	3.865	1.24	3.776	1.12	3.640	0.98	3.403	0.81	2.889	0.58	2.307	0.44
101-03	3.930		3.840		3.749		3.608		3.365		2.835		2.237	
101-04	3.907		3.815		3.721		3.577		3.326		2.782		2.167	
101-05	3.885		3.790		3.694		3.545		3.288		2.729		2.097	
101-06	3.863	1.38	3.765	1.24	3.666	1.12	3.514	0.98	3.250	0.81	2.676	0.58	2.027	0.44
101-07	3.840		3.740		3.639		3.482		3.212		2.623		1.957	
101-08	3.818		3.715		3.611		3.451		3.173		2.570		1.888	
101-09	3.796		3.691		3.584		3.420		3.135		2.517		1.818	
101-10	3.773	1.38	3.666	1.24	3.556	1.13	3.388	0.98	3.097	0.81	2.464	0.58	1.748	0.44
101-11	3.751		3.641		3.529		3.357		3.059		2.411		1.679	
101-12	3.729		3.616		3.502		3.326		3.021		2.358		1.609	
101-13	3.706		3.591		3.474		3.294		2.983		2.305		1.539	
WAL	1.466		1.310		1.182		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

NOTE: all flows to CALL.

June 19, 2002 01:49PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINAL_7_1JUN19 Class A13
Current Balance: $44,780,000.00 Current Coupon: 4.675%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (1.98) prime (3.75) cmt1y (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-14	3.684	1.38	3.567	1.24	3.447	1.13	3.263	0.99	2.945	0.81	2.252	0.58	1.470	0.44
101-15	3.662		3.542		3.420		3.232		2.907		2.199		1.401	
101-16	3.640		3.517		3.392		3.201		2.868		2.146		1.331	
101-17	3.617		3.492		3.365		3.170		2.830		2.094		1.262	
101-18	3.595	1.39	3.468	1.24	3.338	1.13	3.138	0.99	2.792	0.81	2.041	0.58	1.193	0.44
101-19	3.573		3.443		3.311		3.107		2.755		1.988		1.123	
101-20	3.551		3.418		3.283		3.076		2.717		1.936		1.054	
101-21	3.529		3.394		3.256		3.045		2.679		1.883		0.985	
101-22	3.507	1.39	3.369	1.25	3.229	1.13	3.014	0.99	2.641	0.81	1.831	0.58	0.916	0.45
WAL	1.466		1.310		1.182		1.027		0.837		0.597		0.450	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 18, 2002 02:13PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINAL_7_1JUN14 Class A13
Current Balance: $44,938,669.05 Current Coupon: 4.675%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (1.98) prime (3.75) cmt1y (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-27+	4.098	1.38	4.027	1.24	3.955	1.12	3.845	0.98	3.653	0.80	3.450	0.68	3.235	0.58
100-28+	4.075		4.002		3.928		3.813		3.614		3.404		3.182	
100-29+	4.053		3.977		3.900		3.781		3.576		3.359		3.128	
100-30+	4.030		3.952		3.872		3.750		3.537		3.313		3.075	
100-31+	4.008	1.38	3.927	1.24	3.845	1.12	3.718	0.98	3.499	0.81	3.267	0.68	3.022	0.58
101-00+	3.986		3.902		3.817		3.687		3.460		3.222		2.968	
101-01+	3.963		3.877		3.790		3.655		3.422		3.176		2.915	
101-02+	3.941		3.852		3.762		3.624		3.384		3.130		2.862	
101-03+	3.918	1.38	3.827	1.24	3.735	1.12	3.592	0.98	3.345	0.81	3.085	0.68	2.809	0.58
101-04+	3.896		3.802		3.707		3.561		3.307		3.039		2.755	
101-05+	3.874		3.778		3.680		3.529		3.269		2.994		2.702	
101-06+	3.851		3.753		3.652		3.498		3.231		2.948		2.649	
101-07+	3.829	1.38	3.728	1.24	3.625	1.13	3.467	0.98	3.192	0.81	2.903	0.68	2.596	0.58
101-08+	3.807		3.703		3.597		3.435		3.154		2.857		2.543	
101-09+	3.784		3.678		3.570		3.404		3.116		2.812		2.490	
101-10+	3.762		3.653		3.543		3.373		3.078		2.767		2.437	
101-11+	3.740	1.38	3.628	1.24	3.515	1.13	3.341	0.98	3.040	0.81	2.721	0.68	2.384	0.58
WAL	1.466		1.310		1.181		1.027		0.837		0.700		0.597	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		12/25/03		10/25/03	

NOTE: all flows to CALL.

June 12, 2002 11:19AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A23
Current Balance: $37,810,634.00 Current Coupon: 5.125%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-16	4.959	3.79	4.935	3.42	4.910	3.10	4.870	2.71	4.801	2.22	4.653	1.59	4.479	1.20
100-17	4.951		4.926		4.900		4.859		4.787		4.633		4.453	
100-18	4.942		4.917		4.890		4.847		4.773		4.614		4.427	
100-19	4.934		4.908		4.880		4.836		4.759		4.594		4.401	
100-20	4.926	3.79	4.899	3.42	4.870	3.10	4.824	2.71	4.745	2.22	4.575	1.59	4.375	1.20
100-21	4.918		4.889		4.860		4.813		4.731		4.555		4.349	
100-22	4.910		4.880		4.850		4.801		4.718		4.536		4.324	
100-23	4.902		4.871		4.840		4.790		4.704		4.517		4.298	
100-24	4.894	3.79	4.862	3.42	4.830	3.10	4.779	2.71	4.690	2.22	4.497	1.59	4.272	1.20
100-25	4.885		4.853		4.820		4.767		4.676		4.478		4.246	
100-26	4.877		4.844		4.810		4.756		4.662		4.458		4.220	
100-27	4.869		4.835		4.800		4.744		4.648		4.439		4.195	
100-28	4.861	3.79	4.826	3.42	4.790	3.11	4.733	2.71	4.634	2.22	4.420	1.59	4.169	1.20
100-29	4.853		4.817		4.780		4.722		4.620		4.400		4.143	
100-30	4.845		4.808		4.770		4.710		4.606		4.381		4.117	
100-31	4.837		4.799		4.760		4.699		4.592		4.361		4.092	
101-00	4.828	3.80	4.790	3.42	4.750	3.11	4.687	2.71	4.578	2.22	4.342	1.59	4.066	1.20
101-01	4.820		4.781		4.740		4.676		4.564		4.323		4.040	
101-02	4.812		4.772		4.731		4.665		4.551		4.303		4.015	
101-03	4.804		4.763		4.721		4.653		4.537		4.284		3.989	
101-04	4.796	3.80	4.754	3.42	4.711	3.11	4.642	2.71	4.523	2.22	4.265	1.59	3.963	1.20
101-05	4.788		4.745		4.701		4.631		4.509		4.246		3.938	
101-06	4.780		4.736		4.691		4.619		4.495		4.226		3.912	
101-07	4.772		4.727		4.681		4.608		4.481		4.207		3.886	
WAL	4.331		3.860		3.467		2.986		2.409		1.698		1.262	
1st Prin	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	
Mat.	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	

NOTE: all flows to CALL.

June 12, 2002 11:19AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A23
Current Balance: $37,810,634.00 Current Coupon: 5.125%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.86) libor6m (2.03) prime (3.75) cmtly (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	4.764	3.80	4.718	3.43	4.671	3.11	4.596	2.71	4.467	2.22	4.188	1.60	3.861	1.20
101-09	4.755		4.709		4.661		4.585		4.453		4.168		3.835	
101-10	4.747		4.700		4.651		4.574		4.440		4.149		3.810	
101-11	4.739		4.691		4.641		4.562		4.426		4.130		3.784	
101-12	4.731	3.80	4.682	3.43	4.632	3.11	4.551	2.71	4.412	2.22	4.111	1.60	3.759	1.20
101-13	4.723		4.673		4.622		4.540		4.398		4.091		3.733	
101-14	4.715		4.665		4.612		4.528		4.384		4.072		3.707	
101-15	4.707		4.656		4.602		4.517		4.370		4.053		3.682	
101-16	4.699	3.80	4.647	3.43	4.592	3.11	4.506	2.71	4.357	2.22	4.034	1.60	3.656	1.20
WAL	4.331		3.860		3.467		2.986		2.409		1.698		1.262	
1st Prin	09/25/05		05/25/05		01/25/05		09/25/04		04/25/04		10/25/03		06/25/03	
Mat.	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 12, 2002 01:16PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A23
Current Balance: $37,810,634.00 Current Coupon: 5.125%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		60 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur
100-24	4.982	5.48	4.001	0.92	3.658	0.72
100-25	4.976		3.967		3.614	
100-26	4.970		3.934		3.571	
100-27	4.965		3.901		3.528	
100-28	4.959	5.48	3.867	0.92	3.485	0.72
100-29	4.954		3.834		3.442	
100-30	4.948		3.800		3.399	
100-31	4.942		3.767		3.356	
101-00	4.937	5.48	3.734	0.92	3.313	0.72
101-01	4.931		3.700		3.270	
101-02	4.925		3.667		3.227	
101-03	4.920		3.634		3.184	
101-04	4.914	5.48	3.600	0.93	3.141	0.72
101-05	4.909		3.567		3.098	
101-06	4.903		3.534		3.055	
101-07	4.897		3.501		3.013	
101-08	4.892	5.48	3.468	0.93	2.970	0.72
WAL	6.596		0.964		0.741	
1st Prin	06/25/08		03/25/03		01/25/03	
Mat.	02/25/09		09/25/03		05/25/03	

NOTE: all flows to CALL.

June 12, 2002 04:17PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A23
Current Balance: $37,810,634.00 Current Coupon: 5.205%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.03) libor1m (1.86) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	10 CPR		15 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	5.062	5.46	5.018	4.48	4.942	3.42	4.858	2.70	4.768	2.21	4.575	1.59	4.349	1.20
100-25	5.056		5.011		4.933		4.846		4.754		4.555		4.323	
100-26	5.051		5.004		4.924		4.835		4.740		4.536		4.297	
100-27	5.045		4.998		4.915		4.823		4.727		4.517		4.271	
100-28	5.039	5.47	4.991	4.49	4.906	3.42	4.812	2.70	4.713	2.21	4.497	1.59	4.245	1.20
100-29	5.034		4.984		4.897		4.801		4.699		4.478		4.220	
100-30	5.028		4.977		4.888		4.789		4.685		4.458		4.194	
100-31	5.022		4.970		4.879		4.778		4.671		4.439		4.168	
101-00	5.017	5.47	4.963	4.49	4.870	3.42	4.766	2.70	4.657	2.22	4.420	1.59	4.142	1.20
101-01	5.011		4.956		4.861		4.755		4.643		4.400		4.117	
101-02	5.005		4.949		4.852		4.744		4.629		4.381		4.091	
101-03	5.000		4.943		4.843		4.732		4.615		4.362		4.065	
101-04	4.994	5.47	4.936	4.49	4.834	3.42	4.721	2.71	4.601	2.22	4.342	1.59	4.040	1.20
101-05	4.989		4.929		4.825		4.709		4.587		4.323		4.014	
101-06	4.983		4.922		4.816		4.698		4.574		4.304		3.988	
101-07	4.977		4.915		4.807		4.687		4.560		4.284		3.963	
101-08	4.972	5.47	4.908	4.49	4.798	3.42	4.675	2.71	4.546	2.22	4.265	1.59	3.937	1.20
WAL	6.596		5.252		3.860		2.986		2.409		1.698		1.262	
1st Prin	06/25/08		05/25/06		05/25/05		09/25/04		04/25/04		10/25/03		06/25/03	
Mat.	02/25/09		02/25/09		06/25/07		05/25/06		07/25/05		08/25/04		01/25/04	

NOTE: all flows to CALL.

June 12, 2002 11:21AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A33
Current Balance: $32,890,247.00 Current Coupon: 5.72%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-16	5.620	5.28	5.613	5.07	5.604	4.79	5.584	4.28	5.539	3.52	5.437	2.50	5.323	1.89
100-17	5.614		5.607		5.598		5.576		5.530		5.425		5.306	
100-18	5.608		5.601		5.591		5.569		5.522		5.413		5.290	
100-19	5.602		5.595		5.585		5.562		5.513		5.400		5.274	
100-20	5.596	5.29	5.589	5.07	5.578	4.79	5.555	4.28	5.504	3.52	5.388	2.50	5.257	1.89
100-21	5.590		5.583		5.572		5.547		5.495		5.376		5.241	
100-22	5.584		5.577		5.565		5.540		5.487		5.363		5.224	
100-23	5.579		5.571		5.559		5.533		5.478		5.351		5.208	
100-24	5.573	5.29	5.565	5.07	5.552	4.79	5.526	4.29	5.469	3.52	5.339	2.50	5.192	1.89
100-25	5.567		5.559		5.546		5.519		5.460		5.326		5.175	
100-26	5.561		5.552		5.539		5.511		5.451		5.314		5.159	
100-27	5.555		5.546		5.533		5.504		5.443		5.302		5.143	
100-28	5.549	5.29	5.540	5.07	5.527	4.79	5.497	4.29	5.434	3.53	5.289	2.50	5.126	1.89
100-29	5.544		5.534		5.520		5.490		5.425		5.277		5.110	
100-30	5.538		5.528		5.514		5.483		5.416		5.265		5.094	
100-31	5.532		5.522		5.507		5.475		5.408		5.252		5.077	
101-00	5.526	5.29	5.516	5.08	5.501	4.79	5.468	4.29	5.399	3.53	5.240	2.50	5.061	1.89
101-01	5.520		5.510		5.494		5.461		5.390		5.228		5.045	
101-02	5.514		5.504		5.488		5.454		5.382		5.215		5.028	
101-03	5.509		5.498		5.482		5.447		5.373		5.203		5.012	
101-04	5.503	5.29	5.492	5.08	5.475	4.79	5.440	4.29	5.364	3.53	5.191	2.51	4.996	1.89
101-05	5.497		5.486		5.469		5.432		5.355		5.178		4.980	
101-06	5.491		5.480		5.462		5.425		5.347		5.166		4.963	
101-07	5.485		5.474		5.456		5.418		5.338		5.154		4.947	
WAL	6.482		6.172		5.772		5.070		4.052		2.774		2.049	
1st Prin	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	

NOTE: all flows to CALL.

June 12, 2002 11:21AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A33
Current Balance: $32,890,247.00 Current Coupon: 5.72%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	5.480	5.29	5.468	5.08	5.450	4.80	5.411	4.29	5.329	3.53	5.142	2.51	4.931	1.89
101-09	5.474		5.461		5.443		5.404		5.320		5.129		4.914	
101-10	5.468		5.455		5.437		5.397		5.312		5.117		4.898	
101-11	5.462		5.449		5.430		5.389		5.303		5.105		4.882	
101-12	5.456	5.29	5.443	5.08	5.424	4.80	5.382	4.29	5.294	3.53	5.093	2.51	4.866	1.89
101-13	5.451		5.437		5.417		5.375		5.286		5.080		4.850	
101-14	5.445		5.431		5.411		5.368		5.277		5.068		4.833	
101-15	5.439		5.425		5.405		5.361		5.268		5.056		4.817	
101-16	5.433	5.30	5.419	5.08	5.398	4.80	5.354	4.29	5.260	3.53	5.044	2.51	4.801	1.89
WAL	6.482		6.172		5.772		5.070		4.052		2.774		2.049	
1st Prin	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	

NOTE: all flows to CALL.

June 19, 2002 02:36PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINAL_7_1JUN19 Class A33
Current Balance: $15,725,448.00 Current Coupon: 5.56%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (1.98) prime (3.75) cmt1y (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-24	5.413	5.32	5.405	5.10	5.392	4.82	5.366	4.31	5.310	3.54	5.181	2.51	5.035	1.89
100-25	5.407		5.399		5.386		5.359		5.301		5.168		5.019	
100-26	5.402		5.393		5.380		5.352		5.292		5.156		5.003	
100-27	5.396		5.387		5.373		5.344		5.284		5.144		4.986	
100-28	5.390	5.32	5.381	5.10	5.367	4.82	5.337	4.31	5.275	3.54	5.131	2.51	4.970	1.89
100-29	5.384		5.375		5.360		5.330		5.266		5.119		4.954	
100-30	5.378		5.369		5.354		5.323		5.257		5.107		4.938	
100-31	5.373		5.363		5.348		5.316		5.249		5.095		4.921	
101-00	5.367	5.32	5.356	5.10	5.341	4.82	5.309	4.31	5.240	3.54	5.082	2.51	4.905	1.89
101-01	5.361		5.350		5.335		5.302		5.231		5.070		4.889	
101-02	5.355		5.344		5.328		5.294		5.223		5.058		4.873	
101-03	5.349		5.338		5.322		5.287		5.214		5.046		4.856	
101-04	5.344	5.32	5.332	5.10	5.316	4.82	5.280	4.31	5.205	3.54	5.033	2.51	4.840	1.90
101-05	5.338		5.326		5.309		5.273		5.197		5.021		4.824	
101-06	5.332		5.320		5.303		5.266		5.188		5.009		4.808	
101-07	5.326		5.314		5.297		5.259		5.179		4.997		4.791	
101-08	5.320	5.32	5.308	5.11	5.290	4.82	5.252	4.31	5.171	3.54	4.984	2.52	4.775	1.90
101-09	5.315		5.302		5.284		5.244		5.162		4.972		4.759	
101-10	5.309		5.296		5.277		5.237		5.153		4.960		4.743	
101-11	5.303		5.290		5.271		5.230		5.145		4.948		4.727	
101-12	5.297	5.32	5.284	5.11	5.265	4.82	5.223	4.32	5.136	3.55	4.936	2.52	4.710	1.90
101-13	5.292		5.278		5.258		5.216		5.127		4.923		4.694	
101-14	5.286		5.272		5.252		5.209		5.119		4.911		4.678	
101-15	5.280		5.266		5.246		5.202		5.110		4.899		4.662	
WAL	6.482		6.174		5.775		5.075		4.056		2.777		2.050	
1st Prin	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 19, 2002 02:36PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINAL_7_1JUN19 Class A33
Current Balance: $15,725,448.00 Current Coupon: 5.56%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.86) libor6m (1.98) prime (3.75) cmt1y (2.167)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-16	5.274	5.33	5.260	5.11	5.239	4.82	5.195	4.32	5.101	3.55	4.887	2.52	4.646	1.90
101-17	5.269		5.254		5.233		5.188		5.093		4.875		4.629	
101-18	5.263		5.248		5.227		5.180		5.084		4.862		4.613	
101-19	5.257		5.242		5.220		5.173		5.075		4.850		4.597	
101-20	5.251	5.33	5.236	5.11	5.214	4.83	5.166	4.32	5.067	3.55	4.838	2.52	4.581	1.90
101-21	5.246		5.230		5.207		5.159		5.058		4.826		4.565	
101-22	5.240		5.224		5.201		5.152		5.049		4.814		4.549	
101-23	5.234		5.218		5.195		5.145		5.041		4.802		4.533	
101-24	5.228	5.33	5.212	5.11	5.188	4.83	5.138	4.32	5.032	3.55	4.789	2.52	4.517	1.90
WAL	6.482		6.174		5.775		5.075		4.056		2.777		2.050	
1st Prin	02/25/08		06/25/07		12/25/06		05/25/06		07/25/05		08/25/04		01/25/04	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	

NOTE: all flows to CALL.

June 12, 2002 11:23AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A43
Current Balance: $26,896,041.00 Current Coupon: 5.86%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

liborlm (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100-16	5.762	5.38	5.762	5.38	5.762	5.38	5.762	5.38	5.757	5.08	5.693	3.72	5.615	2.80
100-17	5.756		5.756		5.756		5.756		5.751		5.685		5.604	
100-18	5.750		5.750		5.750		5.750		5.745		5.677		5.592	
100-19	5.744		5.744		5.744		5.744		5.739		5.669		5.581	
100-20	5.739	5.38	5.739	5.38	5.739	5.38	5.739	5.38	5.733	5.08	5.660	3.72	5.570	2.80
100-21	5.733		5.733		5.733		5.733		5.727		5.652		5.559	
100-22	5.727		5.727		5.727		5.727		5.721		5.644		5.548	
100-23	5.721		5.721		5.721		5.721		5.715		5.635		5.537	
100-24	5.716	5.38	5.716	5.38	5.716	5.38	5.716	5.38	5.709	5.08	5.627	3.72	5.526	2.80
100-25	5.710		5.710		5.710		5.710		5.703		5.619		5.515	
100-26	5.704		5.704		5.704		5.704		5.697		5.610		5.504	
100-27	5.698		5.698		5.698		5.698		5.690		5.602		5.493	
100-28	5.693	5.38	5.693	5.38	5.693	5.38	5.693	5.38	5.684	5.09	5.594	3.72	5.482	2.80
100-29	5.687		5.687		5.687		5.687		5.678		5.586		5.471	
100-30	5.681		5.681		5.681		5.681		5.672		5.577		5.460	
100-31	5.675		5.675		5.675		5.675		5.666		5.569		5.449	
101-00	5.670	5.39	5.670	5.39	5.670	5.39	5.670	5.39	5.660	5.09	5.561	3.72	5.438	2.80
101-01	5.664		5.664		5.664		5.664		5.654		5.552		5.427	
101-02	5.658		5.658		5.658		5.658		5.648		5.544		5.416	
101-03	5.653		5.653		5.653		5.653		5.642		5.536		5.405	
101-04	5.647	5.39	5.647	5.39	5.647	5.39	5.647	5.39	5.636	5.09	5.528	3.72	5.394	2.80
101-05	5.641		5.641		5.641		5.641		5.630		5.519		5.383	
101-06	5.635		5.635		5.635		5.635		5.624		5.511		5.372	
101-07	5.630		5.630		5.630		5.630		5.618		5.503		5.361	
WAL	6.661		6.661		6.661		6.661		6.218		4.319		3.139	
1st Prin	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		11/25/08		12/25/06		10/25/05	

NOTE: all flows to CALL.

June 12, 2002 11:23AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2SEQFINALJUN12_CALL Class A43
Current Balance: $26,896,041.00 Current Coupon: 5.86%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.03) prime (3.75) cmt1y (2.252)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR		50 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	5.624	5.39	5.624	5.39	5.624	5.39	5.624	5.39	5.612	5.09	5.495	3.73	5.350	2.80
101-09	5.618		5.618		5.618		5.618		5.606		5.486		5.339	
101-10	5.613		5.613		5.613		5.613		5.600		5.478		5.328	
101-11	5.607		5.607		5.607		5.607		5.594		5.470		5.317	
101-12	5.601	5.39	5.601	5.39	5.601	5.39	5.601	5.39	5.588	5.09	5.462	3.73	5.306	2.80
101-13	5.596		5.596		5.596		5.596		5.582		5.453		5.295	
101-14	5.590		5.590		5.590		5.590		5.576		5.445		5.284	
101-15	5.584		5.584		5.584		5.584		5.570		5.437		5.273	
101-16	5.578	5.39	5.578	5.39	5.578	5.39	5.578	5.39	5.564	5.09	5.429	3.73	5.262	2.80
WAL	6.661		6.661		6.661		6.661		6.218		4.319		3.139	
1st Prin	02/25/09		02/25/09		02/25/09		02/25/09		10/25/07		01/25/06		01/25/05	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		11/25/08		12/25/06		10/25/05	

NOTE: all flows to CALL.

June 04, 2002 04:59PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A13
Current Balance: $191,596,922.00 Current Coupon: 5.861%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.1) prime (3.75) cmt1y (2.295)
No default scenario exists

Scenario Assumption

	15 CPR		18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		40 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	5.444	3.36	5.400	3.08	5.368	2.91	5.334	2.74	5.280	2.51	5.179	2.18	4.937	1.65
101-09	5.435		5.390		5.357		5.323		5.268		5.165		4.918	
101-10	5.426		5.380		5.347		5.312		5.256		5.151		4.900	
101-11	5.417		5.370		5.336		5.301		5.243		5.137		4.881	
101-12	5.408	3.37	5.360	3.08	5.326	2.91	5.290	2.75	5.231	2.52	5.123	2.18	4.862	1.65
101-13	5.399		5.350		5.315		5.279		5.219		5.109		4.844	
101-14	5.389		5.340		5.305		5.267		5.207		5.095		4.825	
101-15	5.380		5.330		5.294		5.256		5.195		5.081		4.807	
101-16	5.371	3.37	5.320	3.09	5.284	2.91	5.245	2.75	5.182	2.52	5.067	2.18	4.788	1.65
101-17	5.362		5.310		5.273		5.234		5.170		5.053		4.770	
101-18	5.353		5.300		5.263		5.223		5.158		5.039		4.751	
101-19	5.344		5.290		5.252		5.212		5.146		5.025		4.733	
101-20	5.335	3.37	5.280	3.09	5.242	2.92	5.201	2.75	5.134	2.52	5.011	2.19	4.714	1.66
101-21	5.326		5.270		5.231		5.189		5.122		4.997		4.696	
101-22	5.317		5.261		5.221		5.178		5.110		4.983		4.677	
101-23	5.308		5.251		5.210		5.167		5.097		4.969		4.659	
101-24	5.299	3.37	5.241	3.09	5.200	2.92	5.156	2.75	5.085	2.53	4.955	2.19	4.640	1.66
WAL	3.986		3.622		3.399		3.190		2.899		2.477		1.826	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09	

NOTE: all flows to CALL.

June 05, 2002 09:10AM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A13
Current Balance: $191,596,922.00 Current Coupon: 5.883%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.08) libor1m (1.86) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	15 CPR		18 CPR		20 CPR		22 CPR		25 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-08	5.466	3.36	5.421	3.08	5.390	2.91	5.356	2.74	5.301	2.51	5.087	1.89	4.813	1.44
101-09	5.457		5.411		5.379		5.345		5.289		5.071		4.791	
101-10	5.448		5.401		5.368		5.334		5.277		5.054		4.770	
101-11	5.438		5.391		5.358		5.322		5.265		5.038		4.749	
101-12	5.429	3.36	5.381	3.08	5.347	2.91	5.311	2.75	5.253	2.52	5.022	1.89	4.728	1.44
101-13	5.420		5.371		5.337		5.300		5.240		5.006		4.706	
101-14	5.411		5.361		5.326		5.289		5.228		4.990		4.685	
101-15	5.402		5.352		5.316		5.278		5.216		4.973		4.664	
101-16	5.393	3.37	5.342	3.08	5.305	2.91	5.267	2.75	5.204	2.52	4.957	1.90	4.642	1.44
101-17	5.384		5.332		5.295		5.255		5.192		4.941		4.621	
101-18	5.375		5.322		5.284		5.244		5.180		4.925		4.600	
101-19	5.365		5.312		5.274		5.233		5.167		4.909		4.579	
101-20	5.356	3.37	5.302	3.09	5.263	2.91	5.222	2.75	5.155	2.52	4.893	1.90	4.558	1.45
101-21	5.347		5.292		5.253		5.211		5.143		4.877		4.536	
101-22	5.338		5.282		5.242		5.200		5.131		4.860		4.515	
101-23	5.329		5.272		5.232		5.189		5.119		4.844		4.494	
101-24	5.320	3.37	5.262	3.09	5.221	2.92	5.177	2.75	5.107	2.52	4.828	1.90	4.473	1.45
WAL	3.986		3.622		3.399		3.190		2.899		2.123		1.575	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09	

NOTE: all flows to CALL.

June 05, 2002 06:07PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2PTFINAL Class A13
Current Balance: $191,596,922.00 Current Coupon: 6.042%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.08) libor1m (1.86) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	15 CPR		18 CPR		20 CPR		22 CPR		25 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-11	5.593	3.35	5.546	3.07	5.513	2.90	5.477	2.73	5.419	2.51	5.192	1.89	4.901	1.44
101-12	5.584		5.536		5.502		5.466		5.407		5.175		4.879	
101-13	5.575		5.526		5.492		5.455		5.395		5.159		4.858	
101-14	5.566		5.516		5.481		5.444		5.383		5.143		4.837	
101-15	5.557	3.35	5.506	3.07	5.470	2.90	5.432	2.74	5.370	2.51	5.127	1.89	4.815	1.44
101-16	5.548		5.496		5.460		5.421		5.358		5.111		4.794	
101-17	5.539		5.486		5.449		5.410		5.346		5.094		4.773	
101-18	5.529		5.476		5.439		5.399		5.334		5.078		4.752	
101-19	5.520	3.35	5.466	3.07	5.428	2.90	5.388	2.74	5.322	2.51	5.062	1.89	4.730	1.44
101-20	5.511		5.456		5.418		5.376		5.309		5.046		4.709	
101-21	5.502		5.447		5.407		5.365		5.297		5.030		4.688	
101-22	5.493		5.437		5.397		5.354		5.285		5.013		4.667	
101-23	5.484	3.36	5.427	3.08	5.386	2.90	5.343	2.74	5.273	2.51	4.997	1.90	4.645	1.44
101-24	5.475		5.417		5.375		5.332		5.261		4.981		4.624	
101-25	5.466		5.407		5.365		5.321		5.249		4.965		4.603	
101-26	5.456		5.397		5.354		5.309		5.236		4.949		4.582	
101-27	5.447	3.36	5.387	3.08	5.344	2.91	5.298	2.74	5.224	2.52	4.933	1.90	4.561	1.45
WAL	3.986		3.622		3.399		3.190		2.899		2.123		1.575	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09	

NOTE: all flows to CALL.

June 06, 2002 02:59PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN5 Class A13
Current Balance: $191,596,922.00 Current Coupon: 6.042%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor6m (2.07) libor1m (1.86) prime (3.75) cmt1y (2.296)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-12	5.536	3.07	5.502	2.90	5.466	2.73	5.407	2.51	5.299	2.17	5.175	1.89	4.879	1.44
101-13	5.526		5.492		5.455		5.395		5.284		5.159		4.858	
101-14	5.516		5.481		5.444		5.383		5.270		5.143		4.837	
101-15	5.506		5.470		5.432		5.370		5.256		5.127		4.815	
101-16	5.496	3.07	5.460	2.90	5.421	2.74	5.358	2.51	5.242	2.18	5.111	1.89	4.794	1.44
101-17	5.486		5.449		5.410		5.346		5.228		5.094		4.773	
101-18	5.476		5.439		5.399		5.334		5.214		5.078		4.752	
101-19	5.466		5.428		5.388		5.322		5.200		5.062		4.730	
101-20	5.456	3.07	5.418	2.90	5.376	2.74	5.309	2.51	5.186	2.18	5.046	1.89	4.709	1.44
101-21	5.447		5.407		5.365		5.297		5.172		5.030		4.688	
101-22	5.437		5.396		5.354		5.285		5.158		5.013		4.667	
101-23	5.427		5.386		5.343		5.273		5.144		4.997		4.645	
101-24	5.417	3.08	5.375	2.90	5.332	2.74	5.261	2.51	5.130	2.18	4.981	1.90	4.624	1.44
101-25	5.407		5.365		5.321		5.249		5.116		4.965		4.603	
101-26	5.397		5.354		5.309		5.236		5.102		4.949		4.582	
101-27	5.387		5.344		5.298		5.224		5.088		4.933		4.561	
101-28	5.377	3.08	5.333	2.91	5.287	2.74	5.212	2.52	5.074	2.18	4.917	1.90	4.540	1.45
WAL	3.622		3.399		3.190		2.899		2.477		2.123		1.575	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		02/25/09	

NOTE: all flows to CALL.

June 10, 2002 02:12PM
Settlement: June 27, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A2FINALJUN10_10PCTCALL Class A13
Current Balance: $191,596,922.00 Current Coupon: 6.042%
CDMC 2002-A
Shift-Interest Senior/Sub Structure

Merrill Lynch & Company
HyperStruct
Next Payment: July 25, 2002

libor1m (1.86) libor6m (2.08) prime (3.75) cmt1y (2.3)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		22 CPR		25 CPR		30 CPR		35 CPR		45 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-05	5.606	3.06	5.577	2.89	5.545	2.73	5.493	2.50	5.395	2.15	5.261	1.82	4.959	1.34
101-06	5.596		5.566		5.533		5.481		5.380		5.244		4.936	
101-07	5.586		5.555		5.522		5.469		5.366		5.228		4.913	
101-08	5.576		5.545		5.511		5.456		5.352		5.211		4.890	
101-09	5.566	3.07	5.534	2.89	5.500	2.73	5.444	2.50	5.338	2.16	5.194	1.82	4.868	1.35
101-10	5.556		5.523		5.488		5.432		5.323		5.177		4.845	
101-11	5.546		5.513		5.477		5.419		5.309		5.160		4.822	
101-12	5.536		5.502		5.466		5.407		5.295		5.143		4.799	
101-13	5.526	3.07	5.492	2.90	5.455	2.73	5.395	2.51	5.281	2.16	5.126	1.82	4.776	1.35
101-14	5.516		5.481		5.444		5.383		5.266		5.110		4.754	
101-15	5.506		5.470		5.432		5.370		5.252		5.093		4.731	
101-16	5.496		5.460		5.421		5.358		5.238		5.076		4.708	
101-17	5.486	3.07	5.449	2.90	5.410	2.74	5.346	2.51	5.224	2.16	5.059	1.82	4.686	1.35
101-18	5.476		5.439		5.399		5.334		5.210		5.042		4.663	
101-19	5.466		5.428		5.388		5.322		5.196		5.025		4.640	
101-20	5.456		5.418		5.376		5.309		5.181		5.009		4.617	
101-21	5.447	3.07	5.407	2.90	5.365	2.74	5.297	2.51	5.167	2.16	4.992	1.83	4.595	1.35
WAL	3.622		3.399		3.190		2.899		2.454		2.031		1.459	
1st Prin	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Mat.	02/25/09		02/25/09		02/25/09		02/25/09		11/25/08		10/25/07		04/25/06	

NOTE: all flows to CALL.